SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vitesse Semiconductor Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

928497106
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

11,121,223 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

11,121,223 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,121,223 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

5,032,166 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

5,032,166 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,032,166 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

16,153,389 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

16,153,389 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,153,389 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0
8 SHARED VOTING POWER

16,153,389 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

16,153,389 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,153,389 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies ("The Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with The Funds and Chapman Capital, the "Reporting Persons"). This Schedule 13D relates to the common stock, $.01 par value per share, of Vitesse Semiconductor Corporation, a Delaware corporation (the “Issuer” or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock beneficially owned by the Reporting Persons and to which this Schedule 13D relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by The Funds to vote and to dispose of the securities held by The Funds, including the Common Stock.

ITEM 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 741 Calle Plano, Camarillo, CA 93012.

ITEM 2. Identity and Background

(a) This statement is being filed by Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies ("The Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

(b) The address of the principal business and principal office of The Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c) The Fund’s present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the Investment Manager of The Funds. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chapman is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 5,032,166 Common Shares reported hereunder was $7,781,989 (including brokerage commissions). All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd. to purchase the 11,121,223 Common Shares reported hereunder was $16,545,714 (including brokerage commissions). All of such funds were derived from working capital.

ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Company beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them. The reasons for the Reporting Persons prospective disposal of all or a portion of the Common Stock now owned or hereinafter acquired by them may include, without limitation, the implementation of risk management procedures that involve the sale of Common Stock into appreciating market conditions. Parties that purchase Common Stock following the filing of this Schedule 13D may be purchasing all or a portion of the Common Stock now owned or hereinafter acquired by the Reporting Persons.

The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

On July 7, 2006, Mr. Chapman sent a critical letter to Mr. John C. Lewis, Chairman and the Board of Directors of the Issuer. The correspondence, dated July 7, 2006, is attached hereto as Exhibit B.

    Except as set forth above and in Exhibit B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. Interests in Securities of the Company
(a) Together, the Reporting Persons beneficially own a total of 16,153,389 shares of Common Stock constituting 7.3% of all of the outstanding shares of Common Stock.

(b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
5/18/2006	Common Shares	3,280,800	$ 1.68
5/18/2006	Common Shares	11,300	$ 1.55
5/22/2006	Common Shares	550,500	$ 1.72
5/24/2006	Common Shares	26,700	$ 1.72
6/1/2006	Common Shares	(352,700)	$ 1.76
6/2/2006	Common Shares	(341,200)	$ 1.78
6/5/2006	Common Shares	(200)	$ 1.77
6/6/2006	Common Shares	456,200	$ 1.57
6/6/2006	Common Shares	(21,600)	$ 1.77
6/7/2006	Common Shares	5,600	$ 1.56
6/8/2006	Common Shares	58,300	$ 1.55
6/12/2006	Common Shares	3,100	$ 1.50
6/22/2006	Common Shares	166	$ 1.48
6/27/2006	Common Shares	1,000,000	$ 1.22
6/28/2006	Common Shares	355,200	$ 1.15

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
5/18/2006	Common Shares	2,820,711	$ 1.68
5/18/2006	Common Shares	9,700	$ 1.55
5/19/2006	Common Shares	1,803,885	$ 1.73
5/19/2006	Common Shares	218	$ 1.72
5/22/2006	Common Shares	1,100,954	$ 1.72
5/24/2006	Common Shares	23,300	$ 1.72
5/30/2006	Common Shares	504,946	$ 1.68
5/31/2006	Common Shares	32,653	$ 1.67
6/1/2006	Common Shares	(847,300)	$ 1.76
6/2/2006	Common Shares	(296,173)	$ 1.78
6/5/2006	Common Shares	(200)	$ 1.77
6/6/2006	Common Shares	399,474	$ 1.57
6/6/2006	Common Shares	(18,979)	$ 1.77
6/7/2006	Common Shares	4,959	$ 1.56
6/8/2006	Common Shares	51,248	$ 1.55
6/12/2006	Common Shares	2,660	$ 1.50
6/13/2006	Common Shares	900,000	$ 1.48
6/14/2006	Common Shares	313,132	$ 1.52
6/22/2006	Common Shares	1,800	$ 1.48
6/27/2006	Common Shares	4,000,000	$ 1.22
6/28/2006	Common Shares	314,235	$ 1.15

The above transactions were effected by the Reporting Persons on the NASDAQ National Market and Pink Sheets.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated July 7, 2006, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.
Exhibit B
Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. John C. Lewis, Chairman and the Board of Directors of the Issuer. The correspondence, dated July 7, 2006, is attached hereto as Exhibit B.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006	Chap-Cap Partners II Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: July 7, 2006	Chap-Cap Activist Partners Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: July 7, 2006	CHAPMAN CAPITAL L.L.C. By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: July 7, 2006	/s/ Robert L. Chapman, Jr. Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Vitesse Semiconductor Corporation. dated July 7, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: July 7, 2006	Chap-Cap Partners II Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: July 7, 2006	Chap-Cap Activist Partners Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: July 7, 2006	CHAPMAN CAPITAL L.L.C. By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: July 7, 2006	/s/ Robert L. Chapman, Jr. Robert L. Chapman, Jr.

[CHAPMAN CAPITAL L.L.C. LOGO]

Robert L. Chapman, Jr.
Managing Member

July 7, 2006

Mr. John C. Lewis
Chairman (70; ~ 0.1% owner1)
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012
Director, Pinnacle Systems Inc.
Director, Cypress Semiconductor Corp.
Fmr. Director, Infinity Financial Tech., Inc.
Fmr. Ch./CEO/Pres., Amdahl Corp.
Office: (805) 388-3700
Facsimile: (805) 987-5896
Mr. Edward Rogas, Jr. (65; 2000)	Mr. Louis R. Tomasetta (57; 1987)	Mr. Moshe Gavrielov[2] (51; 04/05)
Director, Vitesse (~ 0% owner3)	Director, Vitesse (~ 0.4% owner4)	Director, Vitesse (~ 0% owner5)
741 Calle Plano	3651 Via De Costa	EVP/Gen. Mgr., Cadence, Inc.
Camarillo, CA 93012	Thousand Oaks, CA 91360	2655 Seely Avenue
Fmr. SVP, Teradyne, Inc.	Co-Fdr.,Fmr. CEO/Pres., Vitesse Corp.	San Jose, CA 95134
Fmr. Dir. Unit Instruments, Inc.	Fmr. Pres., Vitesse Integ. Circuits Div.	Fmr. Dir., CEO, Verisity Ltd.
Fmr. Dir. Autoclave Engineers Inc.	Fmr. Dir. Maker Comm. Inc.	Office: (408) 943-1234 Ext. 6802
Office: (805) 388-3700	Office: (805) 493-0160	Facsimile: (408) 428-5001
Facsimile: (805) 987-5896	Facsimile: (805) 987-5896
mary.macdonald@teradyne.com

______________________
1John C. Lewis ownership stake: 115,000 shares per Vitesse 2006 Proxy Statement dated December 19, 2005. Total outstanding share count of 219,882,044 as of November 30, 2005.
2 Messrs. Gavrielov and Daly have their names boldfaced due to their comprising the Special Committee of the Board of Directors.
3Edward Rogas, Jr. ownership stake: unmentioned in Vitesse 2006 Proxy Statement, in which Mr. Rogas is first nominated for Board.
4 Louis R. Tomasetta ownership stake: 924,459 shares per Vitesse 2006 Proxy Statement.
5 Moshe Gavrielov ownership stake: approximately “—” shares per Vitesse 2006 Proxy Statement.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Dr. Vincent Chan, Phd. (57; 2000)	Mr. James A. Cole, (63; 1987)	Mr. Alex Daly (44; 1988)
Director, Vitesse (~ 0% owner6)	Director, Vitesse (~ 0.1% owner7)	Director, Vitesse (~ 0% owner8)
Director, MIT Lab for Info & Dcns.	M/G. Partner, Windward Vent., L.P.	Founder, Ch./CEO, Nutrophy, Inc. [9]
77 Massachusetts Ave., Bldg. 32	P.O. Box 7688	7003 N Waterway Dr., Suite 222
Cambridge, MA 02139	Thousand Oaks, CA 91359	Miami, FL 33155
Fmr. Head, Comm. & I.T. Div., MIT	Director, Giga-Tronics, Inc.	Ch. Fmr. /Pres./CEO, ArcSight, Inc.
Office: (617) 253-2142	G.P., Spectra/New Enter. Ass.	Office: (305) 260-0883
Facsimile: (805) 987-5896	Founder, Pres., Amplica, Inc.	Facsimile: (305) 260-9395
Fmr. Dir. Spectrian Corp.
Office: (805) 497-3222
Facsimile: (805) 497-9331

Via U.S. Postal Service & United Parcel Service

Dear Mr. Lewis (and the Vitesse Board of Directors):

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chap-Cap Funds”), advised by Chapman Capital L.L.C., own over 16 million common shares, or 7.3%, of Vitesse Semiconductor Corporation (“Vitesse”, the “Company”). To put this ownership stake into perspective, our hedge funds’ financial interest in Vitesse’s common equity now exceeds Vitesse’s Board of Directors’ ownership by a factor of 13-to-110 and is over twice the ownership position of Vitesse’s second largest reported shareholder.11  Despite Chapman Capital’s foremost ownership in the Company, you would be well advised not to mistake it for a vote of confidence in you (as Vitesse’s “superintendent”) or the balance of the Board. To the contrary, Chapman Capital believes that after treating backdated stock options tied to the success of Vitesse’s computer chips like past-expiration bags of stale potato chips, the Board’s stewardship shall be proven grossly negligent, if not fraudulent.

Chapman Capital demands that Vitesse, following financial restatement and rescission of all improperly granted stock options, conclude a full scale auction of the Company, which we estimate would value Vitesse in excess of $4.50 per share as part a strategic bidder’s post-merger business model. Vitesse’s market capitalization today stands at just over $300 million,12 which when combined with its approximately $97 million in convertible,13 subordinated debt and approximately $50 million drawn from the Tennenbaum facility (offset by the cash itself and other net working capital14) values the enterprise at approximately two times its estimated $200 million (~ $0.90/share) in estimated CY2006 revenues.15 Importantly, Vitesse itself has forecast gross margins to settle at 50%,16 led by 60% networking margins that ratchet up 50% SAS and 40% Ethernet product margins. Strategic/horizontal mergers often are driven by procurement-related and redundant SG&A savings that macerate otherwise fat gross margins such as those forecasted by Vitesse.
______________________
6 Vincent Chan ownership stake: 30,000 shares per Vitesse 2006 Proxy Statement.
7 James A. Cole ownership stake: 193,700 shares per Vitesse 2006 Proxy Statement.
8 Alex Daly ownership stake: approximately “—” shares per Vitesse 2006 Proxy Statement.
9 Nutrophy, Inc. is an online “personalized nutrition” provider; see http://www.nutrophy.com.
10 Vitesse Board of Directors owns 1,263,159 shares per Vitesse 2006 Proxy Statement.
11 Source: SEC Schedule 13F filed by Kopp Investment Advisors Inc., reporting ownership of 7.4 million shares of Vitesse as of March 31, 2006.
12 Vitesse’s equity market capitalization of $310 million as of July 6, 2006, is based on a share price of approximately $1.40.
13 Vitesse’s 1 ½% debt is convertible at $3.92/share, may be put or called in October 2009, and matures on October 1, 2024; Lehman Brothers served as lead manager; the conversion price may be subject to downward renegotiation as a result of recent corporate developments.
14 Chapman Capital believes that Vitesse’s cash crunch that precipitated the ultra-high yielding Tennenbaum facility was caused primarily by Vitesse’s a) overreaction to lengthening lead times and resultant excessive wafer inventory build-up, and b) distributor channel stuffing as implied by the Company’s revenue recognition related commentary.
15 Vitesse reportedly had been guiding toward $230-250 million in CY2006 revenues as of February 2006, with a ramp-up to just under $70 million in 1QFY2007 (ending December 31, 2006) revenues estimated by various sellside analysts.
16 Gross margins in Vitesse’s 1QFY2006 (ending December 31, 2005), 4QFY2005, 3QFY2005 and 2QFY2005 were 57%, 55%, 54% and 56% respectively, making reasonable our acceptance of Vitesse’s 50% long-term gross margin estimate.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

A strategic buyer with its own R&D/general/administrative capabilities and overlapping sales force should be able to focus on Vitesse’s revenues and gross income when valuing this uniquely positioned Company. Until the most recently reported quarter, Vitesse’s R&D expense alone consumed nearly 100% of the Company’s gross income,17 with approximately $13 million of quarterly SG&A expense thereafter tanking operating income deep into the red as far back as a shareholders’ red eyes can see. Estimating conservatively that Vitesse’s CY2007 revenues will equate to at least $1.00/share and thereafter generate $0.50/share in gross income, a mere ten multiple applied to the latter escalates Vitesse’s private market value to $4.50 per share,18 over three times today’s depressed market price.

Vitesse’s well planned redesign into the sweet spot of the low-cost Gigabit Ethernet19 upgrade cycle,20 combined with pent up demand driving double digit growth for its Network products21 from merging and recovering U.S. and Asian22 telecommunications equipment customers, makes the Company an ideal acquisition candidate. Octal PHY competitors such as Marvell Technology Group Ltd., also caught up in this option backdating fiasco, have reported as much as 40% revenue growth in recent quarters.23 In storage, Vitesse’s 2 Gigabit Fibre Channel-SAS transition currently should be ramping up, though the loss of EMC for the Company’s 4 Gigabit solution was disappointing.24 Even after discounting Vitesse’s own $750 million and $450 million acquisitions of Sitera Inc.25 and Orologic Inc.26 respectively due to their top-of-the-bubble timing, the Company’s micro-capitalization status begins to look absurd. Layered on top of those acquisitions was Vitesse’s $275 million27 deal to buy Versatile Optical Networks in 2001, followed more recently by the announcement of Vitesse’s $66 million cash deal for Cicada Semiconductor Corporation.28 While the acquisitions mentioned above have contributed mightily to Vitesse’s intangible (and thus valuation-light) goodwill of nearly a quarter of a billion dollars, Chapman Capital is confident that Vitesse’s resultant line-up of leading products will lead to an auction met with high demand from U.S., European and Asia-based bidders.

The Special Committee of the Board of Directors29 must take any and all actions necessary to obtain the rescission of former management’s unexercised, backdated stock options,30 and disgorgement of all ill-gotten profits from those that have been converted to capital gains via option-related stock sales.
______________________
17 R&D expense consumed gross income in Vitesse’s 1QFY2006 (ending December 31, 2005), 4QFY2005, 3QFY2005 and 2QFY2005 at the rate of 74%, 95%, 87%, and 98% respectively.
18 $4.50 equity PMV estimate = (($0.50 gross income x 10) - $0.50 net debt) = (($1.00 revenue x 5)) - $0.50 net debt).
19 Cisco/Linksys is estimated as a 7-10% customer in Vitesse’s Ethernet business; Vitesse’s E-StaX-34 Low Cost Stackable Layer-2 GbE Smart Switch is the industry’s first low cost stackable Layer-2 GbE smart switch, eliminating the need for Fast Ethernet stackable products.
20 Chapman Capital itself upgraded its LAN from 10/100 Mb/sec to 1000 Mb/sec this past March 2006 using Linksys switches that utilize Vitesse technology.
21 Vitesse has design wins with 8 of the top 10 Ethernet over SONET customers, a group that includes Lucent/Alcatel, Siemens, Tellabs, Nortel, Marconi, Huawei, ZTE, JDS Uniphase and Ciena; Vitesse’s 10GbE transceiver solutions, showcased at Interop on May 2-4, 2006, enhance and enable the latest high-speed signals and protocols in Metro, enterprise and storage equipment; Networking competitors include PMC-Sierra, Inc. and Agere Systems Inc. in Transport, and Maxim Integrated Products, Inc. (also under backdated option investigation) plus Mindspeed Technologies Inc. in PHY.
22 Asian customers include Huawei Technologies, which had doubled its October 2005 forecasts as of January 2006.
23 Marvell Technology reported April 2006 quarterly revenues of $521 million vs. $365 million the previous year.
24 Chapman Capital believes it is reasonable to expect SAS products such as the VSC7250/VSC7251, assuming $17-45/port pricing, to grow into a $5 million/quarter revenue line by year end 2006. Orders from other storage customers such as Hewlett-Packard, IBM, Hitachi and Brocade should lead to a stabilization in storage revenues.
25 Sitera stock (vs. cash) acquisition was announced on April 20, 2000 and consummated on June 2, 2000; Vitesse advisors were Lehman Brothers and Davis Polk.
26 Orologic stock (vs. cash) acquisition was announced on March 27, 2000 and consummated on March 21, 2000; Vitesse advisors were Lehman Brothers and Davis Polk.
27 Versatile Optical Networks acquisition value was $275 million at the June 4, 2001, announcement date but had fallen to $125 million by its consummation on July 31, 2001; Vitesse advisors were Lehman Brothers and Davis Polk.
28 Cicada cash acquisition announced December 29, 2003 and consummated February 4, 2004.
29 The Special Committee of the Board of Directors is comprised of Messrs. Rogas and Gavrielov.
30“Backdating” is the deliberate act of moving the grant and/or effective date of a stock option grant to a prior date during which the market price for the underlying shares was lower than the market price on the actual date that the stock options were awarded, typically via compensation committee meeting or approval by unanimous written consent in lieu of such meeting.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

In an April 2006 press release and related SEC filing,31 Vitesse announced that its Board had appointed a “Special Committee of independent directors to conduct an internal investigation relating to past stock option grants, the timing of such grants and other related accounting and documentation issues.” In the same company filing, Vitesse admitted that “in the course of its investigation, issues have arisen relating to the integrity of documents concerning the Company’s stock option grants.” As the Special Committee surely must have learned by this time, in order for backdated stock options to be legal32 the following circumstances must be present: 1) Vitesse’s formal plan under which the stock options were issued33 permits stock option backdating; 2) Vitesse’s income statements and balance sheets are properly reported in the Company’s quarterly SEC filings, reflecting compensation and tax expenses or liabilities arising from the grant of “in-the-money” options; and 3) Vitesse’s annual proxy statements and periodic SEC insider filings34 disclose any backdated nature of granted stock options. It is Chapman Capital’s belief that Vitesse’s Special Committee found cause to terminate Messrs. Tomasetta, Hovanec, and Mody (hereinafter, “The Three Stooges”) following an investigation into potential securities violations. Given that the Three Stooges may face civil and criminal penalties including criminal liability for fraud or income tax evasion, they may be well advised to disgorge voluntarily any illegally obtained gains and allow for the rescission of any improperly granted, unexercised stock options as a starting point to any plea agreement with the United States Securities and Exchange Commission and Department of Justice.

The wealth scalped from the skulls of Vitesse’s owners by the “throttled threesome” should supply ample liquidity for these disgraced executives to begin restoring their lost honor. Former CEO Tomasetta, EVP/Finance Hovenac35 and CFO Mody have sold Vitesse shares for estimated amounts exceeding $42 million,36 $15 million, and $2 million37 respectively from 1999-2005. Due to these three executives’ potential breach of their fiduciary duties to Vitesse’s owners, the Company’s market value has fallen so precipitously that this aforementioned nearly $60 million total now approximates 20% of Vitesse’s entire market capitalization, which itself has lost an estimated $300 million on the backs of these individuals’ potential transgressions. Unless those guilty of such potential infractions seek to take the "perp walk" down the path that expires where Kenneth Lay now lies scattered in ashes, I expect that option cancellation38 would be a welcomed part of any plea bargain agreement. On March 18, 2006, Vitesse Compensation Committee member Daly told the Wall Street Journal that “a review of the grants found ‘nothing extraordinary’ about their timing, and ‘absolutely no grants have been made to anyone, least of all the CEO, that are out of sequence with our normal grant policy.’ ” Chapman Capital hopes that Mr. Daly is more diligent in pursuing any remuneration to Vitesse’s owners than he was when investigating the acts themselves.
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31 Source: Vitesse Form 8-K dated April 27, 2006.
32 The specific laws that regulate the granting and disclosure of stock options are the Securities Exchange Act of 1934 (Section 10(B) regarding making a material misrepresentation of a known fact; Section 10b-5 regarding using material, non-public information for financial gain to the detriment of counterparties; and Section 20(a) regarding individuals using their positions of power/control over corporate directives to present false or misleading information), the Sarbanes-Oxley Act of 2002 (Section 906 regarding the requirement by CEOs and CFOs to certify periodic SEC filings that fairly represent the company’s financial condition; and Section 302 regarding certifications with respect to the disclosure in a company’s SEC filings), the Foreign Corrupt Practices Act (USC Section 78(m) regarding falsification of a corporate document used to permit access to corporate assets), the Internal Revenue Code (Section 162(m) regarding the $1,000,000 limitation on the tax deductibility of compensation paid to certain executive officers by a publicly-held corporation, unless that compensation is performance-based -- stock options are exempted from this section if their exercise price is equal to the fair market value of the stock on the date of the grant; and Section 409A regarding discounted options and the related need to modify an options plan by year-end to avoid punitive taxation on below-market grants of options); and state regulations regarding breach of fiduciary duty, waste of corporate assets and potentially an usurpation of a corporate opportunity, depending on jurisdiction.
33 Vitesse has issued free stock/stock options under its 2001 Stock Incentive Plan, 1999 International Stock Option Plan, 1991 Stock Option Plan, 1991 Directors’ Stock Option Plan, 1989 Stock Option Plan, and 1991 Employee Stock Purchase Plan.
34 SEC Form 4 references in its “**” footnote that “intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)”.
35 Mr. Hovanec served as CFO from 1993-2005 before being promoted to EVP of Finance.
36 In a watershed event, the Wall Street Journal broke the story on Vitesse’s potentially backdated stock options on March 18, 2006; according to that article, Mr. Tomasetta “reaped tens of millions of dollars from stock options … [despite the fact that Vitesse’s shares] now rest at about the level of a decade ago.” Specifically, the WSJ cited a March 1997 option grant that, “adjusted for later stock splits, gave [Tomasetta] the right to buy 600,000 shares at $5.625 each. The date they were priced coincided with a steep fall in Vitesse's stock, to what turned out to be its low for the year. He pocketed $23.1 million in profit when he exercised most of these options between 1998 and 2001.” The WSJ further reported, “In eight of Mr. Tomasetta's nine option grants from 1994 to 2001, the grants were dated just before double-digit price surges in the next 20 trading days. The odds of such a pattern occurring by chance are about one in 26 billion.”
37 Source: The Washington Service.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Fortunately for Vitesse’s Board, extensive precedent now exists in the public markets for the canceling, rescission, renunciation and voiding of all improperly granted stock options, and disgorgement of any unlawfully obtained gains related thereto. Specifically, the list below details how certain rehabilitated public company directors have dealt with this issue by obtaining the restitution for, or any rescission of, illegally or improperly backdated stock options, in some cases negating the need for any financial restatement whatsoever.

Mercury Interactive (Nasdaq: MERQ)
Perhaps making itself the gold standard for backdated stock option restitution, Mercury declared void and unenforceable an aggregate of 2,625,416 vested and unexercised options granted between 1997 and 2002 to former CEO Amnon Landan.[3][9] Furthermore, Mercury determined that Mr. Landan had been terminated for cause and was therefore not entitled to receive severance benefits under his Employment Agreement.[40] Additionally, Mercury re-priced the existing stock options of former CFO Doug Smith to the day the grants actually were granted, and, with regard to exercised options, forced Smith to pay the difference between the exercise price of the options and the closing price of the company’s stock on the day in which the grants were actually determined.[41]

Apple Computer (Nasdaq: AAPL)	Cancelled backdated stock option grant to CEO Steve Jobs.[42]
Brooks Automation (Nasdaq: BRKS)	Implicated Directors chose to resign from the Board, and to voluntarily renounce all their current stock options and restricted stock awards, whether or not vested.[43]
Comverse Technology (Nasdaq: CMVT)
Settled an agreement with implicated and subsequently resigned CEO and President Kobi Alexander stipulating that:"Mr. Alexander will not be entitled to receive any stock options, restricted stock, stock appreciation rights or any equity or other incentive compensation under any plan or other arrangement of the Company, no previously granted stock options, restricted stock, stock appreciation rights or other equity compensation shall vest and the Alexander Employment Term shall not count towards vesting. In addition, Mr. Alexander agreed not to exercise or transfer any outstanding options during the Alexander Employment Term.”[44] In April 2006, Comverse said some option-grant dates used in its accounting “differed” from the actual grant dates, and that it would restate more than five years of financial results.

Analog Devices (NYSE: ADI)
Acknowledged having granted options just head of good news (spring-loading) and agreed with the SEC to re-price options granted to Mr. Fishman (President and CEO) and other directors. Mr. Fishman also agreed to make a disgorgement payment with respect to options granted in certain years.[45]

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37 Source: The Washington Service.
38 Chapman Capital demands cancellation of, and disgorgement of improperly obtained capital gains from, all improperly granted stock options.
39 Source: Mercury Interactive Corporation Form 8-K dated June 9, 2006.
40 Source: Mercury Interactive Corporation Form 8-K dated May 19, 2006.
41 Source: Mercury Interactive Corporation Form 8-K dated November 3, 2005.
42 Source: Apple Computer Press Release dated June 29, 2006; http://www.apple.com/pr/library/2006/jun/29stock.html
43 Source: Brooks Automation Press Release dated May 18, 2006. http://investor.brooks.com
44 Source: Comverse Technology, Inc. Form 8-K dated April 28, 2006.
45 Source: Analog Devices, Inc. Press Release, November 15, 2005; http://www.analog.com/en/press/0,2890,3%255F%255F88325,00.html

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Your apparent greed and lax oversight while serving as Chairman of the Board of Amdahl Corporation46 and stock option insouciance as a director of Cypress Semiconductor Corporation compound our concerns regarding your past and future stewardship of Vitesse in a similar capacity. In a May 18, 1992, article entitled “Stock Giveaways Serve as ‘Golden Handcuffs,” the San Francisco Chronicle highlighted you personally as one of the beneficiaries of one of the largest free stock or stock option giveaways.47 Renowned compensation consultant Graef Crystal was quoted in that article saying, “You tell the shareholders you are aligning the guy's interest with that of the company, but it's purely a giveaway. It's the closest thing in the executive suite to union featherbedding.” Matching our concerns regarding free stock options or restricted stock, Jim Kuhns further remarked, “You get the stock no matter what you do. All you have to do is make sure you don’t lose your job before the restrictions lapse.” Local San Francisco Bay executives must have taken notice of your stock/option promiscuousness, for the very next year Cypress Semiconductor CEO and shameless stock option junkie T.J. Rodgers expressed ecstasy when he announced your addition to his Board of Directors on November 10, 1993. In Cypress’ announcement of Mr. Lewis’ instatement as director, Rodgers exclaimed that he “look[ed] forward to having this industry legend on the Cypress team.”48 One wonders, given your disturbing participation in a company notorious among the investment community for “getting huge cash compensation to employees in somewhat of a cloaked fashion,”49 how you possibly can be trusted to wean Vitesse executives away from sucking on its own stock options areola.

As Chairman of the Board of Directors of Vitesse, you cannot escape blame for weak oversight of a partially-expelled executive management team that dwelled far too long in the abyss of confident incompetence.  It may have seemed like an expeditious exercise in denunciation to fire the Three Stooges, but expulsion to their respective cages after they committed their allegedly improper acts is no substitute for fulfilling your duty of due care to prevent them from happening in the first place.  Vitesse’s Board may have become insensitive to the financial agony being felt by the Company’s owners due to the Board’s near failure to qualify as owners themselves. As the advisor to Vitesse’s largest owner, Chapman Capital will not allow you to pretermit its demands for a sale of the Company. Indeed, our firm intends to initiate a full scale investigation of you and the balance of the Board, utilizing an in-house private investigator (and former Marine who has returned from battle in the Balkans) who will be directed to shadow your past, present and prospective activities as they potentially affect our ownership interest in the Company. We may seek to obtain intimate knowledge of all aspects of your life that may indicate an adverse effect or risk to our investment. In essence, you should live and breathe under the cloud that your past failures to regulate the Three Stooges have subjugated the Board and executive management into a state of perpetual audit.
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46 Mr. Lewis served as Amdahl Corporation President from 1977-1983, CEO/President from 1983-1987, Chairman/CEO from 1987-1992, Chairman from 1992-1996, Chairman/CEO/President from 1996-1998, and Chairman from 1998-2001; prior to his lengthy tenure at Amdahl, Mr. Lewis was a salesman at IBM Service Bureau Corporation (1960-1970), held various positions at Computer Sciences Corporation (1970), and advanced to the position of Xerox Corporation President (1976-1977).
47 In a table entitled “LARGEST CORPORATE GIFTS,” the San Francisco Chronicle cited the value of restricted stock given to Mr. Lewis, “generally at no cost or for a token sum,” at $621,075.
48 Source: Business Wire, November 10, 1993.
49 Statements made by Ken Broad, fund manager at Transamerica Investment Management. Source: TheStreet.com, October 3, 2003.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Vitesse CEO Chris Gardner appears to Chapman Capital to be emotionally estranged from and morally misaligned with the Company’s Owners. In what may be the most untimely display of disregard for owner interests that I ever have witnessed, it has been reported to the SEC that in the midst of Vitesse’s recently facing NASDAQ delisting, delay and restatement of financial statements, and a rescue financing that had depressed the market value of its shares, Mr. Gardner was granted 400,000, ten-year50 stock options struck at the depressed price of $1.51/share. However, the grant alone is not the primary source of Chapman Capital’s outrage. As shocking as this will be for Vitesse owners to read, these 400,000 free stock options were not priced on or as of May 15, 2006, the date on which Vitesse appointed Mr. Gardner CEO51 and that Vitesse shares traded $1.72-1.84/share,52 but instead were priced on June 21, 2006, at a $1.53/share strike price and not the 12-20% higher market price that existed at the time of his May 15, 2006 appointment. As we now know that Vitesse’s Compensation Committee seems to have possessed no compunction against backdating stock options (particularly when the back-market price was significantly lower), why didn’t the Compensation Committee backdate Mr. Gardner’s 400,000 stock options to the higher market price of the date he was appointed? It should be noted further that Mr. Gardner received 625,000 free stock options in FY2003, FY2004 and FY2005 combined, on top of 600,000 free stock options from FY1998-FY200153, leaving Chapman Capital doubtful that Mr. Gardner’s hands are clean of the insidious ink potentially used to corruptly backdate his peers’ stock option grants during that same period. After joining Vitesse in 1986, Mr. Gardner served as Vitesse’s Chief Operating Officer from 2000-2002, arguably as the second in command within the entire corporate structure. We ask the Company’s Board of Directors to explain the circumstances that led to Mr. Gardner’s apparent demotion from Chief Operating Officer to General Manager of the Transport division54 in June 2002, and why it believes he is the best choice to lead a now more complicated Vitesse today.55

The Compensation Committee of Vitesse, comprised of co-directors Cole, Daly and Chan, surely understands its fiduciary responsibility to a) tie pay to performance, and b) ensure that management is rewarded primarily when (and not irrespective of) shareholder capital gains. However, despite evidence to the contrary, Vitesse's disgraced former CFO, Yatin Mody, reportedly told the Wall Street Journal,“the grants were ‘reviewed and approved’ by the compensation committee, and the exercise price set as of the date of the approval, as documented by the related minutes.”  Mr. Tomasetta confirmed this story, telling the WSJ,“the grants were ‘approved by the board and the price set at the close of the day of approval.’ ” I refuse to believe that Mr. Louis R. Tomasetta (Fmr. CEO; 924,459-share/$1,284,998 ownership vs. $388,076 compensation and grants in 2005 of 1,800,000 shares with a potential value of $7,401,34056), Eugene F. Hovanec (Fmr. EVP, Finance; 528,014-share/$733,939 ownership vs. $246,154 compensation and grants in 2005 of 450,000 shares with a potential value of $1,850,33557), Yatin D. Mody (Fmr. VP, Finance and CFO; 87,079-share/$121,039 ownership vs. $196,000 compensation and grants in 2005 of 400,000 shares with a potential value of $1,644,74258), Christopher R. Gardner (CEO; 186,234-share/$258,865 ownership vs. $216,923 compensation and grants in 2005 of 300,000 shares with a potential value of $1,233,55759), or Ira Deyhimy (VP; 434,774-share/$604,336 ownership in 2005 vs. $175,000 total compensation and grants in 2004 of 75,000 shares with a potential value of $833,12960), are in the least bit inept or indolent in performing their duties to the Company’s owners given the non-aligning ratio of their ownership stake in the Company to their annual compensation.61 I am sure they all have excellent explanations besides the fact that they receive free handouts of free stock options authorized by the Compensation Committee.
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50 Source: Vitesse Form 4 signed June 22, 2006, by Mr. Gardner; the options are “exercisable as to 25% of total number of underlying securities on each of June 21, 2007, June 21, 2008, June 21, 2009, and June 21, 2010.”
51 Source: Vitesse Form 8-K dated May 18, 2006; such filing states, “On May 15, 2006, Christopher R. Gardner, the Acting Chief Executive Officer of the Company, was appointed Chief Executive Officer.”
52 Source: Bloomberg.
53 Source: Vitesse proxy statements.
54 Transport markets long-haul and Metro products, and along with PHY, Framers/Mappers, switch fabrics, network processors, and datacom optical now are part of the Network Products Division.
55 In addition to Mr. Gardner’s insensitivity to the stock option related carnage of Vitesse’s owners, despite having notified Mr. Gardner nearly two months ago of the Chap-Cap Funds’ having become the Company’s largest reported shareholder group, Mr. Gardner has not returned Chapman Capital’s calls or otherwise reached out to its largest owner.
56 Source: Vitesse 2006 Proxy Statement dated December 19 2005. Proxy includes information on potential realizable value of options granted at an assumed annual rate of 10% stock price appreciation for option term.
57 Ibid.
58 Ibid.
59 Ibid.
60 Source: Vitesse 2005 Proxy Statement dated December 17, 2004.
61 Vitesse shares owned by executives valued at $1.39/share.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

KPMG, LLP, Vitesse’s “independent registered public accounting firm” that issued the unreliable62 report relating to the effectiveness of the Company’s internal controls over financial reporting and management’s assessment thereof,63 also should be “persuaded” to help reimburse Vitesse’s owners for any services not rendered. It was the responsibility of KPMG, before issuing such a report, to audit (that is why they are called “auditors”) Vitesse’s policies and controls over recognizing revenues from distributors that may have submitted conditional purchase orders for the Company’s products. Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company's auditor to attest to, and report on management's assessment of the effectiveness of, the Company's internal controls and procedures for financial reporting in accordance with standards established by the Public Company Accounting Oversight Board. Essentially, KPMG’s duty was to discover if Vitesse corruptly engaged in “practices in connection with credits issued to or requested by customers (for returned products or otherwise) and the related accounting treatment, as well as the application of payments received to the proper accounts receivable,” as now appears to be the case by Vitesse’s own admission.64 Obviously such practices may have led to Vitesse’s “accounts receivable and revenues [being] misstated,”65 something that Vitesse’s owners never should have to fear due to proper auditing by KPMG. If KPMG was aware of the stock option backdating, it may have been a participant in fraudulent and unlawful conduct.66 If KPMG was unaware of this practice, one must question whether they were grossly negligent in auditing and subsequently uncovering Vitesse’s potentially unlawful acts.

Vitesse’s extraordinarily expensive in-sourced Acting CFO67 gives the Company yet another reason to complete its restatements and conclude an auction expeditiously. While we have been impressed with Mr. Hassel’s credentials68 and no-nonsense focus on putting Vitesse back on firm footing, paying over $1 million/year69 to a 35-year-old70 Acting CFO who is a) commuting to/from Arizona on weekends, and b) claims minor experience with integrated circuit companies71 is an extraordinary expenditure of corporate funds. Should Vitesse’s Special Committee confirm that excommunicated former CEO Tomasetta, former EVP Hovanec and former CFO Mody are guilty of illegal or otherwise prohibited acts that in essence forced Vitesse to retain such high priced, emergency talent, Chapman Capital believes that the Three Stooges should be convinced of the prudence of including in their plea agreements the reimbursement to Vitesse of all extraordinary expenses. This would include not only Mr. Hassel’s seven-figure annualized compensation, but also any other extraordinary option and restatement-related expenses to attorneys and consultants charging high-end prostitute levels of hourly compensation. With FY2003-FY200572 total cash compensation for Messrs. Tomasetta, Hovanec and Mody of $1,294,326, $831,154 and $831,154 respectively, these three corporate rejects should have ample cash and other personal assets to cover the fumigation of Vitesse’s house of cards.
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62 Source: Vitesse Form 8-K dated April 27, 2006.
63 The KPMG Report, along with the Management Report on Internal Control over Financial Reporting as of September 30, 2005, was included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2005.
64 Source: Vitesse Form 8-K dated April 27, 2006.
65 Ibid.
66 Accounting firms are required to report unlawful corporate activity to the Public Company Accounting Oversight Board.
67 Shawn C.A. Hassel was retained from Alvarez & Marsal, LLC, in the wake of departing CFO Yatin Mody.
68 Source: Vitesse Form 8-K dated April 27, 2006; Mr. Hassel, a Managing Director with Alvarez & Marsal, possesses 12 years of experience as an interim manager and financial advisor to under-valued or under-performing companies and companies in transition.
69 Ibid.; the arrangement between Vitesse and Alvarez & Marsal calls for the former to pay the latter $90,000 per month, plus all of its related out-of-pocket expenses and an undisclosed “success fee”, for the services provided to the Company by Mr. Hassel.
70 Source, Vitesse Form 8-K dated May 1, 2006; since July of 2001, Mr. Hassel has been a Managing Director with A&M, specializing in developing operational and financial solutions to underperforming or overleveraged companies in an effort to maximize value for their stakeholders. Prior to joining A&M, Mr. Hassel spent seven years in Phoenix, Arizona at Arthur Andersen's corporate finance and turnaround division where he served as a Director. Mr. Hassel earned his B.S. degree in Finance and Accounting from the University of Arizona. He is a licensed Certified Accountant.
71 Mr. Hassel served as an an advisor via A&M to ON Semiconductor in 2000 and to Read Rite in 2002.
72 The three fiscal years ended September 30, 2005, 1QFY2006 and possibly earlier periods, are those now requiring financial restatement.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Any takeover defense by Vitesse’s management counterclaiming that Chapman Capital is “attacking” or otherwise adverse to the best interests of the Company (as compared to its management’s careers) is patently preposterous. On behalf of our own partners and shareholders, Chapman Capital has expended over $24 million to purchase in excess of 7% of the Company, ample incentive to protect rather than penalize our investment. Yet, despite a virtually unblemished activist track record and near doubling (on average) of our targets’ stock prices following fifteen completed activist campaigns of “Owner Liberation,” I have been confronted repeatedly with four management/director defenses. Accordingly, in order to head off certain tutelary tactics on your part, I hereby articulate Chapman Capital’s rebuttals to the baseless accusations I anticipate:

Baseless Accusation #1: Chapman Capital has made personal attacks against Vitesse and its management;
Cogent Rebuttal #1: The fustigation contained herein targets exclusively Vitesse management and directors’ professional actions or inactions (i.e., backdating stock option grants). We are entirely complimentary of the Company’s products, services and non executive employees, while we neither know nor care little about the personal lives, habits or attributes of Vitesse’s management or Board to the extent such deportment does not affect our investment in the Company. Once again, expression of our negative opinion[73] of your behavior in your capacity as a professional fiduciary does not constitute a personal attack.

Baseless Accusation #2: Chapman Capital is acting in concert with other Vitesse owners;
Cogent Rebuttal #2: No member of Chapman Capital has engaged in any prohibited discussion or alternate form of communication regarding Vitesse with any other owner of Vitesse. Moreover, should Vitesse General Counsel Sharon Drew take a few minutes to review Securities Exchange Act of 1934, Section 13(d)(3) and related Rule 13d-3, she will realize that legal constitution of a “group” requires the exceptionally high hurdle that “two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of an issuer,” with the list of beneficial owners belonging to such group only including “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting or investment power” in the Issuer. Lastly, as I am sure Vitesse’s lawyers will inform you, since 1992,[74] two shareholders of any size, amounting to any combined percentage of Vitesse, can debate or otherwise discuss amongst themselves the Company’s merits and pitfalls, intentions or expectations regarding matters of his/her own portfolio management, research, trading, or corporate governance involving the Company. Thus, at the risk of being officious, please take this word of advice: when the angry masses inevitably come huffing and puffing on the door of 741 Calle Plano, crying wolf pack will only enrich the Company’s attorneys and delay the unavoidable destiny of a public company whose majority ownership wants it sold to the highest bidder.

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73 None of Chapman Capital L.L.C., its owners, affiliates or employees ever has been sued for defamation, libel or other such spurious claim, protected by the free speech rights bestowed by the First Amendment to the United States Constitution; all negative commentary contained herein, unless otherwise qualified, should be considered the opinion of Chapman Capital L.L.C. alone and not of any other party.
74 In 1992, the SEC, under pressure from CalPERS et. al., revised its proxy rules to allow shareholders to communicate with each other without going through elaborate and expensive filing procedures. See Exchange Act Release No. 31326 (Regulation of Communications Among Shareholders; Oct.16, 1992), 57 Fed. Reg. 48276.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

Baseless Accusation #3: Chapman Capital seeks short term, “quick-buck” profits at the expense of long term Vitesse shareholders;
Cogent Rebuttal #3: Vitesse’s long term shareholders seem to have paid dearly for believing in your long term plans for the Company. One by one, whether it be onetime 4.2 million shareholder Goldman Sachs or any of a handful of others that punted their ownership stake in just the past several, bloody months (to Chapman Capital and others), those owners who imbibed Lou Tomasetta’s Long-Term Value Cool Aid now have “fool poisoning.” Clearly, after decimating long term shareholders’ vestigial trust in the Board’s oversight and numerous dead-end paths to profitability, Vitesse’s distressed stock price speaks for itself. Moreover, we look forward to transitioning our ownership into what the U.S. government defines as “long-term” status on Day 366 of our holding period. Nothing would please our firm more than selling our entire position above $4.50/share, as legal “long-term shareholders,” at the conclusion of a successful auction in 2007.

Baseless Accusation #4: Chapman Capital’s low cost basis deprives it of the right to excoriate Vitesse’s Board and management for the stock price destruction that preceded our share accumulation;
Cogent Rebuttal #4: When Chapman Capital purchased greater than 16 million shares of Vitesse, attached to that 7% block of the Company’s shareholder equity was the blood, sweat and tears of all those previous owners who surrendered rather than fight. Each of the shares owned by the investment funds that Chapman Capital manages are 100% identical to those purchased by Kopp Investment Advisors Inc. (3.4% owner),[75] Barclays Global Investors UK Holdings Ltd. (2.9% owner),[76] Frontier Capital Management Company Inc. (2.5% owner),[77] Franklin Advisers Inc. (2.1% owner),[78] and Vanguard Group Inc. (2.0% owner),[7][9] among other investors unfortunate enough to have trusted the Board to fulfill its fiduciary duty of due care. In summary, the price one pays for his ownership stake, whether it be $115/share in March 2000, or $1.51/share in June 2006, is totally irrelevant to his rights to protect and defend his capital from any future neglect of fiduciary duties by Vitesse’s Board of Directors.

If our ownership stake in Vitesse leaves you tossing and turning through sleepless nights, we recommend that you pick up a copy of insomnia-killer The Modern Corporation and Private Property by Adolph Berle and Gardiner Means. Printed 3 years before you were born, this corporate governance suspense thriller spells out Berle and Means’ view of how modern capitalism is characterized by pervasive oligopoly and the separation of management from ownership. For a decade now, I have lamented publicly via Schedule 13D filings how fragmented equity ownership converts capital-risking “Owners” into un-concentrated, faceless, DTC-coded “shareholders.” In this conflicted world of “Agency Capitalism,” a board and its hired hands (together, the “Agents”) conveniently lose sight of the most important fact of their corporate lives: the Agents work for the Owners, and should such Agents differ in opinion from the majority of Owners regarding strategic and operational direction, it is incumbent upon those Agents to convert dissident Owners to management’s disparate views rather than simply state, “We possess better information and/or judgment than the Owners who hired us.” Importantly, for the Agents’ intransigent approach to have any legitimacy, this “better information” must be material in its relevance to a rational investor in his making a decision to buy or sell the company’s shares. If such “information” is in fact “material” by the SEC’s definition thereof, then under Regulation FD the Company has a responsibility to make “fair disclosure” of any such information promptly via an 8-K filing (possibly accompanied by a press release), thus feeding the process of informing Owners of any non-disclosed material developments that the Agents feel, by such non-disclosure, have hindered Owner comprehension. In essence, Agents must make their alternate case public and subsequently convince the Owners that their own views are either out-of-date or simply irrational. We are watching this play out now in the battle for Board control of H.J. Heinz Company, as both incumbent and agitator have campaigned their cost cutting platforms to the entire Ownership base. Yet, if Agents truly were beholden to public company Owners rather than the executives to whom they often owe their directorship in the first place, there would be no need for proxy contests whatsoever as directors exercising due care would mediate the conflict between management’s plans and those of the Owner majority. While such mediation requires a director remaining able and willing to communicate with Owners, any director unable or unwilling to commit such time to fulfill his fiduciary duties simply should resign his directorship.
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75 Source: SEC Schedule 13F filed as of March 31, 2006.
76 Ibid.
77 Ibid.
78 Ibid.
79 Ibid.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900

I must reiterate that Chapman Capital has absolutely no interest in obtaining Board seats at Vitesse Corporation. As noted in our recent Schedule 13D filings in two other shareholder-unfriendly public companies,80 we have no interest in being shackled by the membership rules of a Club Vitesse “insider”. Chapman Capital is a “Berle and Gardiner Shareholder Activist,” yearning for the ephemerally salubrious separation of management from ownership. To be honest, I swelter at the thought of driving north along the Pacific Coast Highway only to arrive as a minority director and have the fresh ocean breeze replaced by all the hot air bellowing from your crusty mouth. I have nightmares of sitting across from Mr. Tomasetta as he explains to me how amazingly lucky he was to have his options priced near pinpointed lows in Vitesse’s trading history.81 I ponder why any Owner should become fearfully compelled to have its representative serve on the Company’s board of directors - you and the rest of the Vitesse gang are being paid annually cash of $30,000- $40,000 per year plus 40,000-60,000 free stock options82 to maximize (and certainly not destroy) the value of the Owners’ investments. Essentially, the Owners gave Mr. Tomasetta a lease on Vitesse, but that lease ran out March 18, 2006, when the Wall Street Journal’s Charles Forelle and James Bandler broke the story on the backdated option scandal. On that day, when your and Mr. Tomasetta’s ability to point to the “long term shareholders” for support lapsed as their ownership interests were puked into a market valuing Vitesse’s shares near all-time lows, the “two minute warning” on your career as a public company fiduciary began ticking away. However, I pray you do not rest peacefully at night dreaming of a world free of proxy fights. Should another shareholder determine to follow our lead, “shadow 13D” our filing, and propose an alternative slate of directors, consider your eviction notice served.

In conclusion, Chapman Capital, on behalf of what it believes is a majority of Vitesse’s owners, demands that the Company’s Agents consummate an auction of Vitesse Corporation immediately following its financial restatements. As a microcap public company forced to wade through public beach waters infested with the dorsal fins of Messrs. Sarbanes, Oxley, and Chapman, Vitesse should be able to command a sizable premium (to public market) valuation from a strategic buyer capable of deriving management accountability and performance attainable only when management knows its bosses are neither faceless nor feckless. While the sale of Vitesse at our estimated valuation may not be the lottery ticket to which Mr. Tomasetta has become accustomed, I am sure you realize that the Three Stooges have only themselves to blame for the rare expiration of any non-rescinded stock options in “out of the money” form. As for you, Mr. Lewis, to quote you personally, “You live by the sword and you die by the sword."83 We suggest that, figuratively speaking, you draw yours and fall upon it before Vitesse’s owners are forced to do so themselves.

Sincerely,

/s/ Robert L. Chapman, Jr.

Robert L. Chapman, Jr.

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80 Chapman Capital filed Schedule 13Ds on Carreker Corporation and Sunterra Corporation on June 8, 2006, and June 28, 2006, respectively.
81 In March 1997, Vitesse granted Mr. Tomasetta options struck at the stock’s lowest price for the year; eight of Mr. Tomasetta’s nine grants from 1994 to 2001 were dated just before double-digit price gains in the next twenty trading days; Source: Wall Street Journal dated May 19, 2006.
82 Source: Vitesse 2006 Proxy Statement. In accordance with the Company’s 2001 Stock Incentive Plan, in 2005 grants of 40,000 options shares, with Chairman receiving 60,000, were provided to John C. Lewis, Vincent Chan, James A. Cole, and Alex Daly at an exercise price of $3.53. Similarly, Moshe Gavrielov was granted 40,000 at an exercise price of $2.15.
83 Source: Fortune article entitled “The Game Has Changed in Big Computers” dated January 25, 1982.

Pacific Corporate Towers, 13th Floor      222 N. Sepulveda Blvd.      El Segundo, CA 90245      (310) 662-1900